Exhibit 99.2

Home Plate Acquisition Corporation and Heidmar Inc. Business Combination

Audio Recording Transcript March 20, 2023
____________________________________________________________________________

Leo K.

[Slide 1]
Welcome everyone to the investor presentation for Home Plate Acquisition Corporation’s announced merger with Heidmar Inc. I'll now pass it over to Dan Ciporin, chairman and CEO of Home Plate, to begin.

Dan C.

[Slide 2]
Before we get started, I would like to remind you that statements we make during this call contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Any statement that refers to expectations, projections or characterizations of future events, including financial projections, the anticipated benefits of the proposed transaction, or future market conditions is a forward-looking statement. Company's actual future results could differ materially from those expressed in such forward looking statements for any reason, including those set forth in Home Plate Acquisition Corporation's SEC filings, and including the Form 8k filed today. Neither Home Plate nor Heidmar has any obligation to update any such forward looking statements. Please also note that the past performance or market information is not a guarantee of future results.

[Slide 3]
During this conference call, we will discuss non-GAAP financial measures including a discussion of EBITDA. We believe non-GAAP disclosures enable investors to better understand Heidmar's core operating performance. Please refer to the investor presentation for a reconciliation of each non-GAAP measure to the most directly comparable GAAP financial measure. In connection with a proposed transaction Home Plate intends to file with the Securities and Exchange Commission a proxy statement on Form 14A with respect to Home Plate stockholder meeting to vote on the proposed transaction. The proxy statement will contain important information about the proposed transaction and related matters. With those disclaimers out of the way, let's turn to page 6, and we can begin the presentation.

[Slide 6]
I'm Dan Ciporin, the CEO of Home Plate, and I'm delighted to announce today that Home Plate will be merging with Heidmar Inc, one of the world's leading commercial and pool management companies in the shipping industry. When Jonathan Rosenzweig, my partner and the Chief Financial Officer of Home Plate, launched our SPAC back in late 2021 together, we had three key goals in mind for finding the right company. It needed to be profitable, it needed to be fast growing, and it needed to be led by strong management. I'm thrilled to announce that we have all three of those boxes checked with Heidmar. Heidmar is led by Pankaj Khanna who has 30 years of extensive experience in the shipping industry, including previous experience as the Chief Executive Officer of a public company in this space, Ocean Rig. Pankaj purchased Heidmar in 2020 and has in a relatively short time led the company to spectacular growth and high profitability. Pankaj is supported by Niki Fotiou, the CFO of Heidmar, who also has deep and extensive experience in the shipping industry, including over 30 years of finance experience in firms as varied as PWC and Ocean Rig. With that as an introduction, let's take a look at the transaction itself beginning on page 7.

[Slide 7]
Home Plate intends to merge with Heidmar at a pre-money value of $160M. That equates to a post money fully distributed equity value of approximately $260M, which includes all the cash proceeds expected with a transaction. That equals a 2023 net income multiple of about 8.8x or roughly 30% discount to peers. Cash raise itself will be between $55 to $60M inclusive of all fees to be raised in a combination of cash interest, as well as the PIPE. Net cash proceeds will be utilized to enable strategic expansion of the Heidmar platform and to help achieve Heidmar's strategic goal of being the leading end to end platform for the entire lifecycle of shipping in the shipping industry. Heidmar expects to pay a 30 cent dividend which translates to a 3% yield at $10 a share. We believe that the company's proven ability to generate and grow cash flow on an ongoing basis will also result in steady increases in the amount of dividend distributions over time. Heidmar shareholders will be rolling 100% of their equity into the company. On the right-hand side of page 7 you can see that while the fully distributed equity value is approximately $260M, the pro forma enterprise value after accounting for cash is roughly $214M. As mentioned, this represents an 8.8x multiple on net income, a significant discount to existing comps. We are going to walk through the valuation metrics in more detail later in the presentation but suffice it to say that we believe this deal represents a unique combination of high growth, efficient free cash flow conversion, and compelling value. With that, let me turn the presentation over to Pankaj.

Pankaj K.

[Slide 9]
Thanks, Dan. I'm proud to introduce Heidmar, a company with almost 4 decades of experience in tanker commercial management and tooling, with deep relationships with shipowners and all companies. Heidmar currently transports crude oil and petroleum products around the world. For the last couple of years, the company has experienced rapid growth since I took over the company in 11/2020, with revenues increasing from $5M in 2021, to a projected $53M in 2023. It's a services business being asset light with virtually zero CapEx and no hardware required to service our clients. It's also a highly profitable business model with almost 100% free cash conversion. Finally, we also have the tailwinds of the tanker market fundamentals, which are boosting our results.

[Slide 10]
Where we are gearing to get up to is to become a full-service provider or call it a one stop solution for shipowners and financial investors offering an array of services through the lifecycle of a tanker or dry bulk carrier. Heidmar is a well-known brand in shipping and not just in tankers, and we are leveraging that brand recognition. We see multiple touch points across commercial and technical management to the sale and purchase of vessels. Given the ongoing drive for decarbonization, the complexity of trading and technical management is rising, and we sit at the intersection of that, driving the carbon intensity indicator rating with our trading and rewarding better performing ships through our pool points. With technical management, we will also be able to assist owners with retrofits required to meet decarbonization goals. We have a strong balance sheet with zero debt and a nimble business model. We're targeting sticky fee-based revenue that is boosted when freight rates go up, but has a floor underneath. We are targeting a 30 cent sustainable dividend, implying a 3% yield at $10 per share, and have the ability to ramp that up substantially.

[Slide 11]
Our business is asset light, we do not have any CapEx, yeah, we would like to reiterate that. We operate from Singapore, Athens, and London at the moment with an imminent office opening in Dubai and later in Houston. Our current business comprises the commercial management of tankers in pools, or in bilateral one to one commercial management. In both cases, we earn a flat fee and a percentage of gross freight collected by the vessel. The other business leg is a time charter business where we take ships on our own account or syndicate them to third parties. And our costs are basically compensation and benefits and G&As related to the people who perform the service. What we are expanding into is where we see an opportunity to apply our 4 decades of experience in the dry cargo sector, where personally I have over 15 years of experience. Technical management is another service where many of our existing customers have asked us for assistance over the years, and we have sent them to other third-party managers. We see this as an adjacency, where we can quickly build mass via acquisitions and fulfill the needs of our customers. Finally, sale and purchase services is already something we have done over the last 2 years, acting as an intermediary between our clients and other third parties. This is an obvious additional service we can provide whereby we can collaborate with other brokers and not compete as such.

[Slide 12]
Talking a bit in detail on tanker pools, we currently operate 5 pools in the crude and product sectors with 39 vessels. We have strong expertise in all of these markets, operating the largest, very large Crude Carriers to the smallest product tankers of 10,000 dead weight. The main benefit of being in pools is a monthly distribution of earnings as we have a working capital facility that finances receivables for the pool aggregation of earnings across a large geographically diverse fleet, and economies of scale for bunker buying port costs, insurances, etc. The other main feature of this pool is the pool rating system that allocates points based on the vessel characteristics and most importantly, the fuel consumption and therefore CO2 emissions. The lower the fuel consumption and therefore emissions, the higher the pool points and higher is a distribution from the pool to that vessel. This encourages owners to improve fuel consumption and meet the global decarbonization goals. Going forward, Heidmar will play an even more critical role in the decarbonization of shipping as the IMO applies the carbon intensity indicator, which is mainly dependent on how a vessel is traded. Smaller owners will not be able to deal with the trading complexity that will be prevalent due to the trading required to keep a vessel compliant and add the required rating. Also, we are setting up credit lines for carbon trading that will be required by the EU ETS scheme in the near future. The pool requires owners to sign up to longer periods and has a 90 day notice period to leave the pool. Generally, owners who enter pools stay for long periods, for example, COSCO, with their Suezmaxes, stayed for 10 years in the pool. Of course, this is an extreme case but generally when owners enter pools, the intention is to stay.

[Slide 13]
There are some customers who need more flexibility or shorter-term solutions or a bespoke solution to their commercial needs and in that case, we offer them commercial management. Basically, this is a bilateral service to the respective client with the same economics to Heidmar as pooling just that we do not offer monthly distributions or aggregated cash flow. Although we are working on an innovative working capital facility that will address the cash flow issue. This service is suitable for owners who want us to be their extended commercial desk and have more of a say in the way their vessels are deployed. Or owners who have earmarked the vessel for sale but are looking for a short-term trading solution. Additionally, banks or leasing houses who have repossessed ships or liquidators are also customers we have serviced in the past, enhancing the value of their ships by trading them while they await solutions to their respective situations. For example, in the Ocean Tanker's bankruptcy in 2021 we managed around 15 ships for over a year on behalf of the liquidators and greatly enhanced the value of the fleet, even offering working capital finance from our own balance sheet. We see growth in both pooling and commercial management going forward.

[Slide 14]
The other leg of the business is time charters where basically we leverage our market position, knowledge and relationships to leasing vessels for short to medium term from existing customers or third parties. This is not just from ship owners but also from charters. For example, we currently have a vessel chartered in from Trafigura. This strategy has a few key considerations: there are times when an opportunity is presented when an owner needs guaranteed income, and the rate may be lower than the market so we can provide that income and lock in at a higher rate from the market thus making the margin. There are also times when we will take a position because we have a view on the market i.e. lease rates are low and are about to go up as we have successfully executed in the q1 of 2022. There are also opportunities from how time charter periods are priced. For example, today, we could take a ship for two years at $29K per day and put her out at $39K per day for the first 12 months. This brings down the breakeven in the second year to just $19K per day and offers substantial optionality to the market without too much exposure. The other important aspect here is optionality. When we time charter a ship, we typically also secure fixed price optional periods at the back end that are free. This offers us the opportunity to play the market if we see that the conditions are favorable. Finally, the last aspect is syndications, whereby we may syndicate 100%, or a portion of the economic interests on a time charter to a financial institution or other ship owners and we earn fees to charter the vessel and also to commercially manage the vessel. Currently, we have 3 vessels that are on our own balance sheet, and 2 other vessels that are 100% syndicated out.

[Slide 15]
Heidmar has been at the forefront of digitalization being one of the first to develop its own digital platform over 18 years ago. eFleetWatch, our ERP, has been constantly redeveloped over this period with user feedback, and we are consistently told by the industry that it is the best system out there to manage tankers. We relaunched eFleetWatch 2 years ago on a new Java based platform and are constantly working to improve it. This is an end-to-end system whereby cargo source are entered into a system. All the ships we manage are on the system, all cargo voyage calculations are also on the platform. Once the vessel’s employment is fixed, the operation of the voyage is also on the platform. The vessel sends automated reports into the ERP and so on. There are various third-party providers of apps who are also connected into the system with API's like distance tables. The port agents around the world that we use are also handled from eFleetWatch. Also, all invoicing and claims are done from the system. Most importantly eFleetWatch is also our portal, our face to the customers, ship owners can log in and see the live results of the pool and their ships, but also market information related to the ship. Additionally, all reporting to the customers is on the portal so we do not send out emails and customers can at will view or download their reports. Over the years Heidmar has collected almost 7 TB of data going back 30 years. We're now working on solutions with AI and machine learning to harness this data to improve our trading results.

[Slide 16]
This slide depicts just a small collection of the ship owners and oil companies that we deal with. It's an interesting depiction of where we stand at the intersection between ship owners who have deployed hundreds of millions of dollars in hardware that needs employment and oil companies that need to transport their valuable oil from A to B. We sit in between providing a service to both. We have deep long standing relationships in the industry and find support from the oil companies that like our professionalism and commercial approach to shipping and Heidmar is a preferred partner to many an oil company or trader. Similarly with shipowners, we are the go-to commercial manager. For example, we have an 18-year relationship with COSCO. Or Capital, who was a pool partner almost 20 years ago and last year we ended up doing a joint venture and combining forces with them. And of course, we are ably supported by our suppliers, which in the main are the bunker i.e. fuel suppliers

[Slide 17]
We wanted to highlight our growth potential and how we can scale up our business. We are well established in tankers and due to decarbonization, and consolidation driven by charters, we see continued growth in our tanker pooling and commercial management business via organic growth. Becoming application of the carbon intensity indicator for all vessels will increase trading complexity and drive a need for smart experienced personnel to trade the vessels. This is something we are already prepared for, and we see this driving shifts to pools. Whatever the charterers do not wish to deal with every 1, 2 or 3 shipowners, and prefer larger players like Heidmar, which is also driving ships to pools. We're looking to apply our professionalism and commercial approach to the dry bulk sector, where the fleet is over 13,000 vessels with over 2,200 owners who own fewer than 15 vessels. It’s a highly fragmented market, and there are hardly any pools. We view this as a huge opportunity and an adjacent area that I know very well, having sailed as a deck officer on bulk carriers and with 15 plus years of commercial experience in the sector. We have already started on this journey having recruited a few pool people and are now looking to scale it up.  We have constantly been asked by our customers on commercial management for technical management, and in the past, we have sent probably 70 tankers to other third-party managers. My deep background in asset management sees this as a missed opportunity. Even today, we are being asked for technical management by our customers. And we see that as an opportunity for us to generate further sticky fee revenue from our existing customers but also from other third parties. This will be achieved by acquisitions from the market where there are almost over 100 own managers managing around 6,000 plus vessels. This market is quite liquid, and we see opportunities to execute acquisitions in the near term. Finally, sale and purchase of ships is something that we have already been doing for the last two years between our customers. Now we are setting up a desk to work this in a more concerted fashion. The market has quite some volume with over 2,500 transactions per annum. So, there is enough room for us to play a role in collaboration with the bigger broking houses.

[Slide 18]
This slide shows you what the opportunity is in the tanker segment. Let's take the VLCCs as an example. There are 886 vessels in the VLCC fleet with 181 owners. And if you say that the target is less for purposes of owners that have fewer than 15 vessels, the list drops to 447 vessels with 166 owners or 2.7 vessels per owner on average. Clearly the market is still highly fragmented, and there is a lot of scope for Heidmar to grow into this market. In the other side sectors as well the target feet for owners with fewer than 15 ships, only around 3 vessels on average. Heidmar is also active in the smaller sectors not depicted on the slide. And we believe that there is a long way to go before we hit saturation in tankers. We are currently in discussion with several owners where the total number of vessels under discussion is over 60 ships. Even if we were only to convert 25% of these, we will increase the tanker fleet under management by 15 ships or 25% annual growth in 2023. The coming regulations relating to decarbonization will hasten this process.

[Slide 19]
This slide shows the opportunity in the driver sector. The sector has seen rapid growth over the last 20 years and continues to see 10-mile growth. There are over 13,000 vessels in the fleet with over 2,200 owners owning fewer than 15 vessels who would be the target customers. We already have relationships in the sector and are gradually building a team with the right experience to harness the growth in the sector.

[Slide 20]
This graphic on top depicts where Heidmar sits in the market today and where we're looking to go. We currently manage the voyage between the owners or investors and charters in the tanker market. Going forward, we're looking to manage the vessel and help buy and sell the vessel that we use to deliver service making fees all along the way. We aim to become a one stop shop for financial investors and ship owners to manage the investment in a tanker or a dry bulk carrier from acquiring the vessel to commercially and technically managing the vessel to corporate management to eventually selling the vessel. This will position us as a unique company in the maritime space with expertise in commercial technical corporate management, and also the sale and purchase of vessels. The common decarbonization regulations only helps push owners to Heidmar as we can provide the service required to keep them at a good CII rating so the vessel can continue to trade and also maintain its value. Additionally, the decarbonization regulations will also require technical expertise to retrofit vessels to lower emissions by using energy saving devices and other means. We can also assist owners with that. The diversification and rival carriers offer a huge new market to expand our services into.

[Slide 21]
Additionally, we are also experiencing tailwinds from the strong tanker market fundamentals. Oil demand has rebounded strongly from the major declines in post COVID, the recovery in travel and the opening of China recently. CII is forecasting that oil demand will hit 103.5M barrels per day in 2023, based mainly on the recovering in Chinese demand, but also with growth from elsewhere. Combine this with historically low oil inventories whether strategic or commercial, and this leads to even stronger trade flows. On the supply side of the equation, the tanker order book is at a historically low level, so there isn't an expectation of a deluge of new tankers to take advantage of this. On the flip side, there is quite a large portion of the fleet that is overage and will face huge discrimination because of the coming decarbonization regulations. Combine these strong fundamentals with the dislocation and trade flows caused by Europe's need to replace Russian oil cargoes and we see even stronger freight rates. Europe has finally realized that over reliance on Russian oil is a handicap and it's a strategic imperative to diversify their sources of oil imports. This is leading to longer voyages with oil moving from the Middle East or the Asia Pacific to Europe. This is good for Heidmar as it boosts our earnings. But in any case, the flat fee creates a good pool for us. The interesting thing is to bear in mind that in poor freight markets, pools actually grow more as trading becomes more difficult and owners seek predictable cash flows. So, while our margins may decrease in lower freight environments our volumes actually increase.

[Slide 22]
This slide visualizes the fundamentals that I was just talking about. The graph on the top left shows the oil that is moved, which is growing but more importantly, the ton mile i.e. the distance the oil is carried is also growing rapidly. As you can see both crude oil and product trades are becoming longer and experiencing strong growth. The graph on the bottom left shows the oil inventories which are at historical lows, and also support continued strong trade flows. The other factor is refinery closures and where new refineries are being constructed. As you can see, there's been quite a large change with older refineries in Europe, US and Australia that have been closed down while most of the new refineries are being constructed in the Middle East, or India or China, leading to longer trades. Finally, on the bottom right, is exporter of petroleum products from China, which has shown strong growth in recent years, leading to longer trades.

[Slide 23]
Slide 23 shows you the supply side of the equation, on the top left is the new buildings that are on order. The graph shows you the percentage of the new buildings as compared to the total existing fleet. And as you can see, it's just 4% for product tankers and 5% for crude tankers. On the top right, you can see the age profile of the fleet and I'll draw your attention to the bars on the right in the box which show the overage fleet. Basically, when a vessel goes over 15 years of age, certain oil companies will stop using them. For example, Total was quite strict about it. However, when the oil tanker goes over 20 years of age, all oil majors and most traders will stop using these vessels. Therefore, if you look at the ships that are over 20 years of age, we're talking about 17% of the crude fleet and 13% of the product fleet. These are the ships that we think will be scrapped in the coming years and if the market was to come lower. Compare that to the numbers I just mentioned on the order book. We are poised for a few years where the supply side will remain very tight. The graphs below show the earnings and the values the earnings are at strong levels and expect it to continue for the next couple of years. So values in conjunction have risen and offer great opportunity if we can participate in the buying and selling as we can make a commission on these values. With that I hand over the presentation to Niki to go over the financials.

Niki F.

[Slide 25]
Thank you Pankaj, as reflected in the 2021 audited accounts. We achieved an adjusted EBITDA of 1.4M and net income of 1.1M while for 2022 the estimated adjusted EBITDA and net income 16.1 for both. The substantial increase in 2022 is due to the increase in the fleet and the increased freight rates. The increase in total revenue is as a result of the increased tanker freight rates following the Russia Ukraine outbreak which has resulted in record high rates which are reflected in our 2022 earnings. The trading book which comprises of 3 vessels is highly profitable in this period, 2 of the 3 vessels are fixed out of net income of approximately 8M and finally our fleet increased to 60 vessels from 50 in 2021. G&A expenses increased from 2.9M in 2021 to 5M in 2022. The increase in G&A is due to the increased personnel due to the increased fleet in operations. 2023 projections reflect increased revenue growth due to the number of vessels and the strong freight market where tanker fundamentals remain extremely strong and are expected to stay as such through 2023 as oil demand grows with the recovery of China. Our fleet is expected to grow to 82 vessels including dry bulk carriers, and we're expanding into new lines of technical management services and S&P services which will generate additional fees. Projected adjusted EBITDA and net revenue for 2023 are anticipated to be 29.6 for both. The expected G&A in 2023 of 10.3M is attributed to the compensation and benefits which compromise approximately 80% of our total G&A, the 2022 bonus which was paid in Q1 2023 and the provision has been made for the public company costs. You will notice that our adjusted EBITDA and net income margins are almost the same since we are in a business that does not incur taxes and there's very little interest expense and almost no depreciation since we are an asset-light business. We adjust our EBITDA for interest expense and depreciation which arise from the classification of a right of use asset one of our vessels projected adjusted EBITDA and net income for 2023 are anticipated to be 29.6M for both.

[Slide 26]

Turning to the next slide, we can see the high year on year revenue and net income since there will be structural changes in 2023 Compared to 2022. I now hand over to Jonathan Rosenzweig to go over the valuation section.

Jonathan R.

[Slide 27]
Thanks very much, Niki. Let's turn to slide 28 to talk about valuation.

[Slide 28]
As it should be clear by now, Heidmar has a differentiated business model that sits at the nexus of several other sectors with publicly traded comps, including ship brokers, marine services, and asset-light logistics. Companies in these sectors generally have broad multifaceted business models. Ship brokers include largely non-US companies and are centered around the sale and purchase of vessels. They also tend to have fee-based revenue streams with ship owners as their customers albeit much lower growth than Heidmar and no fixed fee components to sales. Marine services also include non-US companies. They offer a variety of marine and specialist engineering services such as digital solutions, operations and maintenance, ship agency, chartering services, and many others. These companies’ growing TAM is driven by continuous expansion of the global fleet though their demand drivers are somewhat different than Heidmar and their business models produce significantly lower margins. Asset-light logistics reflect mostly US companies offering transport logistics such as fee-based management, warehousing, customs brokerage and much more. Like Heidmar, they are asset-light business models with flexible cost structures and significant operating leverage, though their end market and variable fee structures are somewhat different. As you can see on the slide, Heidmar's growth and margins far outpace the comps. The company expects revenues to more than double by 2023, driven by the continued growth in vessels under management and business line expansion. This compares with revenues that are flattish to down across the comp groups. Heidmar's EBITDA margins are expected to be in the 56% range this year, which is nearly 5 times the peer group.

[Slide 29]
From a valuation perspective, we're focused on P/E primarily for 2 reasons. First, net income and adjusted EBITDA are roughly the same thing. Second, the company is not expected to pay meaningful taxes in the foreseeable future and outside of lease related costs has limited depreciation, amortization and net interest expenses. We valued the company at 8.8x 2023 net income or roughly a 30% discount to the comps. Again, keep in mind that discount is despite substantially higher growth and margins for Heidmar versus the comps. The result is a fully distributed equity valuation of $261M. Accounting for the capital from the transaction, the pre money equity value is $160M. We do show here the EBITDA multiple as well, which looks attractive even though it's not the focus of our valuation methodology. With that, let me turn it back to Pankaj.

Pankaj K.

[Slide 30]

Finally, the last slide and just to conclude and give you an overview. Basically, where we are today is Heidmar is a commercial manager in the tanker space and we are looking to become a one stop solution for tankers and bulk carriers in the future. We have multiple touchpoints across the vessel lifecycle that we are looking to leverage and take advantage of to create full revenue. We have a key role in the environmental compliance and decarbonization going forward, which is going to lead to fuel the growth of Heidmar. We have a strong balance sheet which enables a nimble business model and allows us to grow in any cycle. There are 3 base revenue stream that helps isolate Heidmar from freight rate exposure. In the low cycle, we are still increasing and growing the fleet and we are able to provide sustainable dividends with a yield of 3% at $10 per share and the ability to ramp this up substantially going forward. With that we conclude the presentation.